Chart Industries, Inc.

One Infinity Corporate Centre Drive, Suite 300
Garfield Heights, Ohio 44125
Phone: 440-753-1490 Fax: 440-753-1491
www.chart-ind.com

December 22, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Cecilia Blye
Office of Global Security Risk Chief

Re:	Chart Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-11442

Dear Ms. Blye:
Chart Industries, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), is submitting this letter in response to the Staff’s comment letter, dated December 15, 2014, regarding the above-referenced filing. For your convenience, we have repeated your comment in italics followed by our response.
General

1.
You state on page 20 of the 10-K that your export activities are subject to the Treasury Department’s Office of Foreign Asset Control’s regulations, and that you “may currently or may in the future be in violation of these regulations.” You state on page 14 that expansion into the Middle East and Latin America may cause you difficulty, and that conditions in North Africa and the Middle East could negatively impact your order levels and sales in those regions. Cuba, Sudan and Syria, countries located in those regions, are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, distributors, resellers, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Cecilia Blye
Office of Global Security Risk Chief
December 22, 2014

Response:
We understand the nature and extent of the Department of State’s designation of Cuba, Sudan and Syria as state sponsors of terrorism, and that those countries are subject to U.S. economic sanctions and export controls. We treat these compliance obligations with the utmost seriousness. We have a robust compliance system in place which has facilitated both our historical, and anticipated future, compliance with U.S. sanctions and export controls.
We respectfully advise the Staff that we do not, and do not intend to in the future (for at least as long as, and to the extent that, they continue to be subject to sanctions under relevant U.S. export laws), operate in, sell products into or provide services, information or technology to or otherwise conduct business in Cuba, Sudan and Syria, whether through subsidiaries, distributors, resellers, customers, joint ventures or other direct or indirect arrangements known to us. Furthermore, a confirmatory review of the Company’s historical financial records in response to the Staff’s Comment 2 identified no Company sales, assets or liabilities associated with the subject countries for the last three fiscal years and the subsequent interim periods of our current fiscal year ending on December 31, 2014. In addition, we have no agreements, commercial arrangements, or other contacts with the governments of those countries or entities known by us to be controlled by such governments.
In addition to the foregoing, in light of the Staff’s comments and to clarify, for purposes of the cited Risk Factor, that the Company believes it is currently in compliance with the relevant export regulations, the Company intends to modify the existing risk factor in its upcoming Annual Report on Form 10-K as follows (revisions are in bold and strikethrough):
Excerpt from Risk Factors in Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013:
We are subject to regulations governing the export of our products.
Due to our significant foreign sales, our export activities are subject to regulation, including the U.S. Treasury Department’s Office of Foreign Assets Control’s regulations. ~~While w~~ We believe we are in compliance with these regulations and maintain robust programs intended to ~~achieve~~ maintain compliance. However, unintentional lapses in our compliance or uncertainties associated with changing regulatory requirements could result ~~we may currently or may~~ in ~~the~~ future ~~be in~~ violations (or alleged violations) of these regulations. Any violations may subject us to government scrutiny, investigation and civil and criminal penalties and may limit our ability to export our products.

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision,

Cecilia Blye
Office of Global Security Risk Chief
December 22, 2014

including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. - designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.
Response:
As noted in our response to Comment 1 above, we do not operate in, sell products into or provide services, information or technology to or otherwise conduct business, directly or indirectly, in Cuba, Sudan or Syria and we do not have any contacts, directly or indirectly, with the governments of Cuba, Sudan or Syria, or with entities known by us to be controlled by such governments. Furthermore, as noted above, a confirmatory review of the Company’s financial records identified no sales, assets or liabilities associated with the subject countries for the last three fiscal years and the subsequent interim periods of our current fiscal year ending on December 31, 2014.

3.
You state on page 3 that you have a long standing relationship with PetroChina. We are aware of recent state government and retirement system divestment or other initiatives regarding PetroChina, due to its contacts with Iran and Sudan. Please discuss for us the potential for your relationship with PetroChina to have an adverse impact upon your reputation and share value.

Response:
The Company has been very transparent with investors regarding its relationship with PetroChina. Our relationship is focused on providing liquefied natural gas (“LNG”) fueling stations, LNG vehicle fueling and related products integral to support PetroChina’s expansion of the growing LNG infrastructure in China, which is a key element of China’s priority of improving the country’s air quality. The Company’s relationship with PetroChina is limited to the provision of products for use solely in China. The Company has not received any communications from investors, analysts, activist groups or others expressing concern regarding the Company’s business relationship with PetroChina due to PetroChina’s activities outside of China. Furthermore, the Company is not aware of any adverse investor sentiment or divestment initiatives resulting from the Company’s business dealings with PetroChina because of that company’s separate contacts with Iran and Sudan. For these reasons, the Company does not believe its long-standing business relationship and its continued willingness to conduct business with PetroChina for China-based infrastructure projects has had or will have an adverse impact upon the Company’s reputation and share value because of that company’s separate contacts with Iran and Sudan.

Cecilia Blye
Office of Global Security Risk Chief
December 22, 2014

In addition to responding to the foregoing comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (440) 544-1244 at your earliest convenience if the foregoing response is acceptable or if any additional comments will be forthcoming.

Very truly yours,

By: ____________________
Michael F. Biehl
Executive Vice President and Chief Financial Officer

cc:	Matthew J. Klaben
Kenneth J. Webster
David Maraldo, Ernst & Young LLP
Arthur C. Hall III, Calfee, Halter & Griswold LLP